SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                               youticket.com inc.
        (Exact Name of Small Business Issuer as Specified in Its Charter)



         Nevada                                      88-0430607
-----------------------                  ------------------------------------
(State of Incorporation)                (Issuer's I.R.S. Employer I.D. Number)


                               youticket.com inc.
                         4420 S. Arville, Suites 13 & 14
                               Las Vegas, NV 89103
              (Address of principal executive offices and zip code)

                                 (702) 876-8200

                (Issuer's Telephone Number, Including Area Code)


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None


        Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, $0.0001 par value per share

ITEM 1.  DESCRIPTION OF BUSINESS

Introduction

         We operate an Internet show and tour ticketing website, www.youticket.com, for the Las Vegas market. Through our wholly owned subsidiary Visitcom, a Nevada corporation, we also provide show and tour ticketing and reservation services to the Venetian Hotel in Las Vegas in conjunction with Ticketmaster which provides us with both systems and market support. In addition to selling tickets through our web site and ticket outlets, youticket.com also enables customers to purchase its products via its toll-free telephone numbers, 1-877-YOU-TIXS,1-877-YOU-TKTS and 1-877-BIG-TIXS. Through one means or another customers are able to purchase show and tour tickets and make reservations 365 days a year, 7 days a week and 24 hours a day.

Current Products and Services

         We currently provide a ticketing and reservation service for show and concert tickets, adventure packages and scenic tours in the Las Vegas and surrounding areas. Our current product offerings include:

SHOWS                                                TOURS                           ADVENTURE PACKAGES
-----                                                -----                           ------------------
American Superstars       Lasting Impressions        Bryce Canyon National Park      Colorado River white water rafting
An Evening at La          Legends in Concert         Death Valley                    Hummer off-road adventures
Cage
Boylesque                 Les Trix                   Grand Canyon                    Lake Mead Jet Ski adventures
Caesars' Magical          Love Him Tender            Hoover Dam                      Western ranch excursions
Empire
Comedy Magic              Radio City Rockettes       Lake Mead
Crazy Girls               Rick Thomas                Las Vegas City
Elvis A. Rama             Rivera Comedy Club         Laughlin
Follies Bergere           Spellbound                 Monument Valley
Forever Plaid             Splash                     Primm Outlets
Hipnosis                  Steve Wyrich               Red Rock Canyon
Headliners                The Comedy Store           Valley of Fire
Houdini                   The Dream King             Zion National Park
Imagine                   The Star Trek
                          Experience
Jubilee

Market Opportunity

Las Vegas and Other Markets

         Las Vegas is one of the largest tourism markets in the world. According to the Las Vegas Convention and Visitors Bureau, the Las Vegas area received 30 million visitors in 1998, who spent close to $24 billion on entertainment. The average Las Vegas visitor spends 3.7 nights within the city, and 48% of these visitors will see at least one show. In addition, many Las Vegas visitors will also take one of the many scenic tours to nearby locations such as the Grand Canyon, Hoover Dam and the other nearby national parks.

         We believe there are comparable tourism markets in other parts of North America. These include, San Francisco, New Orleans, Orlando, Honolulu, various casino markets such as Atlantic City, and vacation resorts such as Virginia Beach and Branson. We believe that there is a market opportunity in these and other markets for a comprehensive Internet based reservation and ticketing service that offers both exciting content, in the form of online guides, reviews, listings and other editorial content and providing visitors with the ability to make a series of online transactions to satisfy their vacation needs.

E-Commerce Growth

         Although we offer conventional telephone reservation and ticketing, we see our greatest prospects for growth are via the Internet. As the Internet population continues to grow, we see this as opening e-commerce opportunities to sell an ever increasing range of products and services to visitors to not only Las Vegas, but to many other resort destinations across North America.

         As a result of the increasing popularity of the Internet with consumers and businesses alike, e-commerce is undergoing significant growth. This growth is due to several factors:

          o A large and growing installed base of personal computers in people's homes.

          o The improving performance of personal computers in the workplace and the home.

          o The transformation from narrow-band to broadband, allowing increased amounts of data across networks and systems in a fraction of the time.

          o    Free and easy access to the Internet.

          o Global, mass acceptance of the Internet as a communications and commercial medium.

          o Increasing acceptance of the Internet as a secure environment for conducting transactions.

         International Data Corporation, a market research firm, estimates that the number of Internet users worldwide exceeded 159.0 million at the end of 1998 and anticipates this number will grow to over 510.0 million by the end of 2003. International Data Corporation also estimates that worldwide e-commerce will increase from approximately $50.0 billion in 1998 to approximately $1.3 trillion by 2003.

         E-commerce presents several advantages over traditional commerce by bringing together traditionally fragmented, inefficient suppliers and distribution channels, facilitating more efficient pricing models by better matching buyers and sellers and empowering consumers by providing them with better information, resulting in more informed purchasing decisions.

         The travel industry has taken particular advantage of the Internet's growth. Travelers in the United States spent more than $470 billion on travel and tourism in 1996, according to the Travel Industry Association of America. According to a recent study by Forrester Research, Inc., about 5 million U.S. households booked trips online in 1998. Forrester predicts that number will grow to 9 million this year and 26 million--or one-fourth of all U.S. households--by 2003. The study also projects that U.S. households will spend approximately $7.8 billion booking trips online this year, and $29.4 billion in 2003.

         Airlines, hotels and travel services advertise to reach the growing number of people who use the Internet to make their travel plans. According to Competitive Media Reporting, in 1995 the travel industry purchased over $2.3 billion in advertising through traditional vehicles such as broadcast and cable television, radio, print and outdoor media to reach and influence customers.

         Entertainment ticketing is also large and growing. The Internet has emerged as a powerful medium for aggregating and disseminating event information, selling tickets and related products, and marketing and promoting events. According to Forrester Research, a market research firm, online ticketing sales to marquee events, regular performances and sporting events are expected to grow from $115.0 million in 1998 to an estimated $2.6 billion in 2003. The Internet creates advantages and conveniences for consumers and entertainment organizations alike. Consumers' want a single web site where they can find information about a wide range of events and conveniently buy tickets to those events.


Business Strategy

         Our subsidiary, Visitcom, has been operating in the Las Vegas market since 1996, offering reservation and ticketing services to a number of shows, tours, adventure packages and hotels. In the nearer future, we intend to expand our product offerings to provide travel services, online guides and a reservation system for additional theaters, tours and hotels and expand into services for movies, restaurants, and golf tee-times. Our objective is to develop a comprehensive, entertainment product offering for tourists to Las Vegas and, during that process, solidify our market position and local and Internet brand identity for the Las Vegas market. Using a tested, efficient and effective business model, we then intend to expand into other tourist markets in North America. Potential target markets for expansion include key tourist and convention markets such as Anaheim, Orlando, Honolulu, New Orleans, San Francisco, and San Diego, casino markets such as Atlantic City, Reno, Laughlin, and Biloxi, and vacation resorts such as Branson, Myrtle Beach, Virginia Beach, and Niagara Falls.

         The basis for the development and expansion will be our web site and e-commerce orientation. We plan to offer consumers and advertisers:

o    An easy to use, fast and efficient web site.

o A one-stop shop with a wide selection of products and services that gives them everything they need and want for a perfect vacation.

o Guides, reviews, listings and incisive editorial content that have a savvy, young person's perspective to help people make smart decisions about their resort plans.

o The opportunity to comparison-shop across a broad spectrum of offerings in several product and service categories.

o The ability to instantly complete safe and cost effective e-commerce transactions.

         We currently have strategic relationships with Ticketmaster, leading hotels and casinos, media publications and a national car rental company. The relationships with Ticketmaster and the Venetian Casino Resort are pursuant to written agreements. These relationships are designed to build product offerings and provide reliable ticketing systems. We will build on our existing alliances, form new partnerships and acquire companies that target visitors to resort destinations. Target acquisitions may include web sites in resort destinations, online and offline tour guides and travel service companies. We will continue to build the youticket.com brand name through expansion into new markets and the acquisition of customer databases, products and content.

         By targeting specified markets, and by focusing on the needs of vacationers and conventioneers, we believe we can create a substantial market niche for youticket.com without focused competition from the many reservation and ticketing web sites such as Ticketmaster Online and Tickets.com that tend to target larger urban metropolitan areas. We believe that we will benefit from a first-mover advantage in the resort areas which we are targeting. We expect to begin our North America expansion in the middle of 2000.

Ticketmaster - Las Vegas

         In May, 1998, our subsidiary Visitcom entered into a hardware and software rental agreement with Ticketmaster - Las Vegas. Under this agreement Visitcom, Inc. retained and authorized Ticketmaster to act as their exclusive hardware and software supplier for programming and storage of accounts with respect to tickets for the attractions on the automated computerized ticketing system developed by Ticketmaster utilizing telephones and ticket outlets with terminals and ticket print-out capabilities linked to Ticketmaster's central computer facility. The term of this agreement is for three years with an automatic renewal for a successive two years unless either party notifies the other not less than 90 days and no more than 120 days prior to the expiration of the initial term.

The Venetian Casino Resort

         In March, 1999, our subsidiary Visitcom entered into an agreement with the Venetian Casino Resort to provide a leased ticketing system and training and maintenance for set fee per ticket sold. The contract expires in April, 2001 with a thirty-day cancellation provision by either party.

Sales and Marketing Strategy

         In the near term our principal marketing goal is to expand our product offerings and increase our customer base. We plan to increase content on our web site and increase the number of entertainment venues, restaurants, hotel properties and other related tourist providers for which we provide reservation and ticketing services. We principally will target resort visitors who access the Internet seeking entertainment options for their visits to Las Vegas.

         We will use direct marketing, cross marketing and traditional marketing to attract a loyal customer base. By gaining the trust of resort visitors, we will develop a highly targeted, brand loyal audience who will serve as the base for growth. We intend to use "opt-in" e-mail strategies to develop affiliate programs that will encourage visitors to use the Company's web site.

         Using our "opt-in" e-mail program, affiliate web site members will receive a number of benefits such as notifications about special deals, discounts on products and services, and news, reviews, and tips for getting about in Las Vegas and other resort destinations. Members will be rewarded with a variety of promotions and prizes such as the opportunity to win free vacations, cash prizes, or products such as a new set of golf clubs. Loyal members who have made purchases on youticket.com may receive gift certificates, coupons and discounts.

         Members may also be rewarded for telling people about our web site and services. For example, a member will be rewarded with promotions or prizes for telling people about us or a particular product or service. Through the development of a loyal customer base, we will create an opportunity for advertisers to reach a highly targeted audience who frequent resort destinations. National advertisers such as airlines, national restaurant chains, hotels and car rental companies will get an opportunity to target visitors to numerous popular resort destinations. Local advertisers will get the opportunity to advertise to people visiting their specific community. Local restaurants, retailers, golf courses and the large base of companies that form the foundation for a resort destination's local economy will find an excellent opportunity with us.

         To extend our reach, we will use cross-marketing strategies with other forms and types of ticket agents and distributors to drive web traffic. The goal is to use our existing as well as other agents' physical ticketing locations as web site marketing vehicles. We will target these cross- marketing campaigns with special incentives. For example, any visitor to our ticket locations who is a web site member will get a discount on their purchase and vice-versa.

         In addition we will also form alliances and partnerships with web sites, media publications, hotels and casinos, restaurants, tour companies and travel agencies.

Web Site Overview

         Consumers who plan their trips online often have to visit numerous sites before making their purchases. The process often takes a considerable amount of time. People must wait for web sites to download and then register to reach the information they need. In this long search, users will find dozens of web sites that offer products and services for their trip. But few, if any, provide full services for everything a resort destination offers. We intend to connect our web site visitors to powerful e-commerce servers that track an interconnected network of web sites providing a one-stop shop for all travel needs to a particular destination. We believe our service will satisfy a growing need among Internet users for effective and efficient one-stop online shopping.

         We plan to provide advertisers with a web site that gives them the opportunity to reach a wide range of tourists who we expect will spend considerable time making their purchases. By holding this traffic, we will provide advertisers an opportunity to efficiently target visitors who travel to resort destinations. We plan to offer advertisers the opportunity to place banner ads, messages or e-mail links throughout the site or in specific product and service categories. For example, a golf course company may advertise on the home page, in the golf section or the lodging category. So when a consumer reserves a hotel room, they will also be prompted to make a tee-time reservation Once they make the tee time reservation, the consumer may also be exposed to a banner ad for a golf store.

         A key feature of the Company's web site will be its proprietary e-commerce engine that will be designed to drive revenues by:

o Directing visitors to daily specials that may include ticket discounts, bargain airfares and more.

o Leading visitors to buy hotel rooms, reserve golf tee times and other products and services that enhance their existing itinerary.

o Holding traffic on the web site to create opportunities for generating advertising revenues from sponsors who want to reach a targeted demographic.

o Directing visitors to other youticket.com destinations where they may be traveling as part of a vacation tour.

o Capturing demographic information for affiliate programs and promotions that will include discounts, coupons and prizes. Demographic information will be processed and managed for sales back to potential resort destination visitors and carefully screened third-party customers.

         We believe that traditional travel industry companies face a paradox. In years past, these companies received commissions from airlines and other travel companies for booking customers. The recent trend is for airline companies to cut their commissions, forcing traditional travel companies to reduce services to their customers. Pricing models are increasingly complex and time sensitive. Prices change on a continual basis, making it a challenge to provide customers with accurate price quotes. In the meantime, customers expect more from their travel companies. They demand a high level of service and fast, accurate prices on travel services.

         We plan to take full advantage of the Internet's capabilities to solve many of these issues. Visitors will have the ability to research up-to-the-minute information on availability of flights, rooms, shows, entertainment, golf tee-times, and tours. Consumers will feel empowered to obtain the best prices and design the best vacation package that meets their personal requirements, without the expense of using a traditional vacation company. Also, as web technology improves, the ability to compare such items as rooms and shows will be enhanced through the use of multimedia features such as full-motion video footage that will provide the consumer with a real life glimpse of what they are purchasing prior to their actual financial commitment. The Internet's architecture also enables full automation of processes that travel agents must often perform manually. This means more efficient systems and less chance of operation losses.

         In order to attract a larger audience to our web sites, we believe that it needs to offer not only e-commerce opportunities, but also interesting and entertaining editorial content, reviews, ratings, and detailed narrative descriptions of its offerings. To establish an editorial base, we plan to form joint ventures or purchase owners of relevant content such as local visitor magazines.

         Through enhanced product selection, our visitor base will grow significantly and will serve as the foundation for cross marketing and direct marketing strategies. We will offer an increased number of shows and concerts, tours and excursions, reservations for restaurants and golf tee- times, recreation activities, accommodations at hotels, motels and other establishments, and travel services.

         Our web site currently generates revenues from sales of show tickets, concerts, scenic tours and adventure packages. We will soon be selling hotel accommodations, golf tee times and rental cars and in the future plan to add airline travel, weddings and restaurant reservations. In addition we intend to generate additional revenues by selling advertising.

         All of the web sales are processed through DX Cart, a popular shopping cart and authorized secure online credit card transaction processor. The website can accept and process sale transactions 24 hours a day, 7 days a week with online credit card confirmation.

         In order to effectively compete with traditional retailers and other web sites, as well as to overcome any hesitancy potential customers may have in purchasing services over the Internet, we are planning to implement a customer satisfaction program. Currently, we frequently deliver tickets ordered through our website to our customers at their hotels. We believe that most e-commerce companies do not provide users with real customer service. We intend to differentiate our web site from other business web sites by providing live, attentive customer service. We plan to implement a customer satisfaction system which will manage customer service issues 24 hours a day, seven days a week, both in person and online. We will incur substantial ongoing costs in connection with the operation of this system, including fees payable to companies to which we out-source parts of our customer satisfaction program.

Research and Development

         We launched our website in 1999 and only then began to spend monies on website development. In 1999 we spent approximately $29,000 on the development of our website. In November 1999, we entered into a consulting agreement with Reservision, Inc. for the continued development of our website. Reservision will provide approximately 40 hours per month for development and support as required by us to maintain and improve the website. The work that may be performed by Reservision will belong to us, and they agree to assign their proprietary rights, if any, to us. We will pay Reservision $3,500 per month for their services during the term and reimburse Reservision for their pre-approved expenses. We also have granted Reservision an option to purchase 15,000 shares of common stock for each month of service performed. The option will vest six months after the month of completed service and will be exercisable for four years from vesting at $.01 per share. The agreement with Reservision may be terminated at any time on 10 days written notice.

Proprietary Rights

         We regard the protection of our intellectual property, including our URLs "youticket.com" and "bigticket.com" as critical to our business. We also rely on the proprietary technology of third parties, including TicketMaster, Authorize Net and DXCart. Unauthorized use of the intellectual property used in our business by third parties may damage our brand and our reputation. We rely on intellectual property laws and confidentiality and license agreements with key employees, customers and others to protect our intellectual property rights.

Government Regulation

         The laws governing Internet transactions remain largely unsettled, even in the areas where there has been some legislative action. The adoption or modification of laws or regulations relating to the Internet could increase our costs and administrative burdens. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, consumer protection and taxation apply to the Internet.

         For example, although not yet enacted, Congress is considering laws regarding Internet taxation. In addition, various jurisdictions already have enacted laws that are not specifically directed to electronic commerce but that could affect our business. The applicability of many of these laws to the Internet is uncertain and could expose us to substantial liability.

         The growth of the Internet and electronic commerce, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. These laws may impose additional burdens on our business.

         Several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission in the same manner as other telecommunications services. Additionally, local telephone carriers have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these providers. If either of these petitions are granted, the costs of communicating on the Internet could increase substantially. This, in turn, could slow the growth of use of the Internet. Any legislation or regulation could materially adversely affect our business.

Competition

         Our business is highly competitive. We compete with entertainment organizations that handle their own ticket sales and distribution and reservations through both traditional and on-line medium. These competitors include international, national and local ticketing and reservation services. Our primary competitor in Las Vegas is Allstate Ticketing which operates multiple ticketing outlets and a web site focused on show tickets. On a national level, Ticketmaster Online- CitySearch has an exclusive license to all of the online ticketing for Ticketmaster Corporation. Another competitor is Tickets.Com. We also compete with the internal reservation services of hotel chains, airlines with their internal referrals and car rental companies. We also compete with travel agencies, although we expect that some travel agents may use our services. Our competitors vary in size and in the scope and breadth of the services they offer, and the manner in which they offer their services.

E-commerce

         The markets for reservation and ticketing services offered through traditional channels and Internet channels are intensely competitive. We expect competition to increase, especially in the e-commerce medium.

         There are few barriers to the e-commerce market. The rapid growth of the Internet in general, and online e-commerce activity specifically, has attracted the attention of numerous companies. Competitors may enter into exclusive distribution arrangements with our theaters, hotels, tour companies and transportation companies which might deny us access to various products. Increased competition also could result in pricing pressures, increased marketing expenditures and loss of market shares. Others may be operating similar types of comprehensive services to our company in markets that we intend to enter that could present a formidable barrier to entry.

Employees

         We currently have six employees, of which three are senior executives in the positions of president, controller, and sales manager.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements

         When used in this Form 10 and in future filings by us with the Securities and Exchange Commission, the words or phrases "will likely result," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

Selected Financial Data

         Because we continue to develop our web site, products and services and we are still in the earlier stages of development, selected financial data would not be meaningful. Reference is made to the financial statements included elsewhere in the document. The fiscal year is the calendar year. Included in the document are the audited financial statements for the twelve-month periods ending December 31st 1997 and 1998 and the un-audited financial statements for the nine-month period ending September 30th 1999.

Acquisition of Visitcom, Inc.

         On June 30, 1999, we acquired Visitcom, Inc., a Nevada corporation and Las Vegas show and tour ticketing and service agency. The transaction was accounted for as a purchase. We initially issued 14,327,140 shares of common stock to purchase Visitcom. The market value of a share of common stock on the date of this transaction was $0.25 per share. On September 3, 1999, based on facts that appeared to alter the representations and warranties of the prior stockholders of Visitcom, we entered into a settlement agreement with the prior stockholders. Under this arrangement, 11,327,140 of the shares issued for the acquisition were returned to us for cancellation and are being held as treasury shares and we paid $100,000 to the surrendering stockholder. As part of the settlement, on our behalf two stockholders transferred an aggregate of 300,000 shares to one of the prior stockholders of Visitcom. As an inducement for this action by those stockholders, we issued a note to the transferring stockholders in the amount of $93,750 which was subsequently converted into shares of common stock. The net purchase price of Visitcom exceeded the fair value of the net assets acquired by $1,204,623, and is being amortized on a straight-line basis over seven years.

         youticket.com inc. did not have business operations until it acquired Visitcom. Therefore, the results of operations described below are for the years ending December 31st 1997 and 1998 are for Visitcom. The results of operations described below for the nine month period ending September 30, 1999 are unaudited pro-forma financial information for Visitcom and youticket.com combined, assuming the acquisition had occurred on January 1st , 1999.

Qualified Report of Independent Certified Public Accountants.

         Our independent accountants have qualified their report. They state that the audited financial statements of youticket.com for the periods ended December 31, 1997 and 1998 have been prepared assuming the Company will continue as a going concern. They note that the significant losses of our company as of December 31, 1998, raise substantial doubt about our ability to continue in business.

         The losses of our company have continued for the nine months ended September 30, 1999. We have funded losses by the sale of additional securities. We expect losses to continue. We have no sources of long-term capital. To the extent losses continue and we are unable to fund them, we may have to curtail aspects of our operations or cease operations altogether. We cannot predict how long we will be able to remain operational into the future.


Results of Operations

Revenue

         We had revenue of $239,780 for fiscal year 1997 and revenue of $767,163 for fiscal year 1998. Our revenues are primarily derived from show ticket, hotel room and scenic tour sales via ticketing booths and our website. The increase in sales was principally the result of increased number of ticketing booths in operation and the launch of Visitcom's web site, www.bigticket.com, in 1998.

         For the nine months ended September 30, 1999, we had pro-forma combined revenues of $250,296. This drop in revenue is result of a change in direction from focusing on low margin ticketing booth sales into higher margin web site sales and the discontinuation of hotel room sales.

Cost of Revenue

         The cost of revenue for fiscal year 1997 was $119,360 and for fiscal year 1998 was $428,217. The cost of revenues for the nine months ended September 30, 1999 was $151,251. Cost of revenues represents the costs of the show tickets, hotel rooms and scenic tours sold.

Selling, General and Administrative Expenses

         The expenses for fiscal year 1997 were $190,948 and for fiscal year 1998 were $460,125. The principal increase in expenses is the result of expansion into hotel room sales and the additional management personnel required to oversee the number of ticket booths.

         For the nine months ended September 30, 1999, expenses were $731,011. The reasons for the increase were due to costs associated with restructuring the operations to discontinue the sale of hotel rooms, the operation of ticketing booths, the development and launch of our new web site and amortization charge associated with the Company's acquisition of Visitcom.

Net Losses

         We had a loss of $70,528 for fiscal year 1997 and $121,179 for fiscal year 1998. The principal reasons for the significant increase in losses were expansion into hotel room sales and increase in the number of ticketing booths operated during 1998.

         We had a loss of $631,966 for the nine months ended September 30, 1999 or $0.04 per share basic and diluted. The principal reasons for the increase in the losses were due to costs associated with restructuring the operations to discontinue the sale of hotel room, the operation of ticketing booths, the development and launch of our new web site and amortization charge associated with the acquisition of Visitcom.

Liquidity and Capital Requirements

         The working capital of youticket.com at December 31, 1998 was $333,534, and there was a working capital deficit of $671,585 at September 30, 1999. youticket.com had cash and cash equivalent assets of $4,117 at December 31, 1998 and $43,551 at September 30, 1999.

         As part of the Visitcom acquisition, youticket.com assumed debt and loans of $179,000. These were interest free. All of the outstanding debt and loans at December 31, 1998 have been converted into common stock The total number of common shares issued in consideration of these conversions is 380,000 shares of common stock.

         The aggregate debt and loans from shareholders at September 30, 1999 was $293,750 and interest expense for the nine months then ended was $2,520. All of the outstanding debt and loans at September 30, 1999 have been converted into common stock. The total number of common shares issued in consideration of these conversions is 598,412 shares of common stock.

         Since September 30, 1999, our operations have been funded primarily by the sale of common stock. On November 19, 1999 youticket.com sold 300,000 shares of common stock for $0.50 per share and obtained $150,000 in cash. On December 17th, 1999 youticket.com entered into a two year convertible promissory note with a shareholder and received $125,000. The note bears interest at the annual rate of 10% payable at the maturity date.

         We are currently seeking additional financing through the private placement of common stock and/or debt. We believe the private placements will be with individual investors who are "accredited investors." The terms of these arrangements are still being negotiated and are contingent on many factors, including determination of the final terms, due diligence by the purchasers, regulatory compliance and obtaining the commitment of the investors. Funding is also dependent on our business and financial prospects. No assurance can be given that we will obtain any portion or all of these funds.

         We have recently restructured our business operations. We no longer operate any ticketing booths and focus our efforts primarily on e-commerce sales via our web site. As a result of this shift in strategy, we have reduced our revenues, cost of revenues and selling, general and administrative expenses.

         We will require additional financing to continue to develop our business. Principally funds are required for web site development and marketing, strategic acquisitions and operating losses. If we do not increase our income or obtain funding, we will not be able to continue our business. Management cannot determine how long we will be required to fund operational losses and our other activities with funds from the sale of securities. Management believes the amount of funds required now and in the future will be substantial. Except as discussed above, we do not have any regular source of financing, including no bank or private lending sources, or equity capital sources. No assurance can be given that we will be able to develop sources of financing in the future when funds are needed or on acceptable terms.


Year 2000

Overview

         We have evaluated the potential impact of the situation commonly referred to as the "Year 2000 Issue". Y2K concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information relating to the year 2000 and beyond. Many of the world's computer systems currently record years in a two-digit format. These computer systems will be unable to property interpret dates beyond the year 1999, which could lead to business disruptions in the U.S. and internationally. The potential costs and uncertainties associated with Y2K will depend on a number of factors, including software, hardware and the nature of the industry in which a company operates.

Accounting and Ticketing Systems

         Because we have recently upgraded our accounting systems, and our management believes that the computer programs it purchases are Y2K compliant, our management believes these systems and programs are Y2K compliant. In addition, management uses Ticketmaster's ticketing system, and they have been informed by Ticketmaster that it is Y2K compliant for many of the our critical computer needs.

Other Entity Compliance

         We engage in electronic data interchange with other entities. The entities with which we exchange data with are Y2K compliant. Tangently, however, the failure of other entities to be Y2K compliant may cause our systems issues, none of which are yet apparent to our management.

Contingency Planning

         Our management does not have a contingency plan for its computer systems that may be found not to be Y2K compliant. Management does not have a contingency plan in the event a critical service, supplier or customer will not be Y2K compliant.

Cost of Year 2000 Compliance

         We have not spent any amount on Y2K compliance. For the future, we do not expect to spend any material amount on Y2K compliance.


ITEM 3.  DESCRIPTION OF PROPERTY

         Our executive offices are located at 4420 S. Arville, Suites 13 & 14 in Las Vegas, Nevada and our telephone number is (702) 876-8200. We rent this space under a lease that expires in April 2000. The lease requires us to pay $1,159 per month during the term. We believe that the current office and our other facilities are adequate to meet our needs into the near future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information with respect to the beneficial ownership of shares of the common stock by (1) each person known to be the owner of more than 5% of the outstanding shares of common stock, (2) each director and (3) all executive officers and directors as a group. The information is as of December 17, 1999, and it is based on information obtained from each of the below named persons. On December 17, 1999 there were 14,951,272 shares of common stock outstanding.


                                                                 Percent of
                               Number of Shares of               Ownership of
                               Common Stock                      Common Stock
Name of Beneficial Owner (1)   Beneficially* Owned               Outstanding
----------------------------   -------------------               -----------

LeAnna Sidhu (2)                     967,833                          6.4%
Virginia Thompson (3)                 25,000                          0.2%
Alexander H. Williams                   __                            0.0%
DYDX Consulting, LLC (4)           1,899,220                         12.7%
ZDG Investments Limited            1,431,360                          9.8%
David Roff                         1,017,096                          6.8%
Al Landau                          1,007,096                          6.7%
Joel Roff                            905,000                          6.1%
Elizabeth Barbara Wells            3,000,000                         20.1%
Directors and officers as a
group (3 persons) (5)                922,833                          6.6%


* Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable, or exercisable or convertible within 60 days, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

(1) The address for each of LeAnna Sidhu, Virginia Thompson and Alexander H. Williams is c/o 4420 S. Arville, Suites 13 &14, Las Vegas, Nevada 89103. The address for each of ZDG Investments Limited, David Roff, Al Landau and Joel Roff is c/o133 Richmond Street West, Suite 401, Toronto, Ontario, M5H 2L3. The address for DYDX LLC is 7300 N. Lehigh Avenue, Niles, IL 60714. The address of Elizabeth Barbara Wells is 5304 Painted Lakes Way, Las Vegas, Nevada 89129.

(2) Includes 877,833 shares owned by Catalyst Capital, LLC, a Nevada Limited Liability Company, of which Ms. Sidhu is a member and a manager. Includes a vested option to purchase 30,000 shares of common stock. Includes 60,000 shares subject to an employee option agreement which are currently exercisable but does not include 300,000 shares subject to the employee option agreement which are not currently exercisable vesting at the rate of 30,000 per month while Ms Sidhu is employed by us during 1999.

(3) Excludes 75,000 shares subject to an option agreement which are not currently exercisable.

(4) Includes 248,000 shares owned by DYDX Corporation, an Illinois corporation. DYDX Consulting, LLC and DYDX Corporation are owned by Nikolas Konstant.

(5) See note 2 for the shares included and excluded that are subject to employee options.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        Our directors and officers as set forth in the table below.


Name                        Age           Position
----                        ---           ---------

LeAnna Sidhu                 33           Chairperson and President
Virginia Thompson            33           Treasurer and Director
Alexander H. Williams        35           Secretary and Director

         Ms. LeAnna Sidhu has been president and chairperson since December, 1999. Prior to joining our company, during 1998 and 1999 Ms. Sidhu was assistant director of advertising for both Bally's Hotel & Casino and the Paris Hotel and Casino where she supervised the advertising launch of the new Paris Resort, including their website. From 1992 to 1997 Ms. Sidhu worked for Pour Le Bebe Inc., who operated the Baby Guess, Guess Kids and Guess Home apparel businesses under license from Guess. Ms. Sidhu was the vice president of advertising. She supervised the launch of the Guess Home business and numerous product line launches for Baby Guess and Guess Kids. Ms. Sidhu attended Cal State University at Sacramento.

         Ms. Virginia Thompson has been the treasurer and a director since May 1999. Ms. Thompson also is the President of Tusk Studio, which she founded in 1990. In 1993, Ms. Thompson was one of two people who initially designed Las

Vegas Magazine. In 1995, she and a partner became owners of Las Vegas Magazine, and she currently serves as Publisher and President of the magazine. Ms. Thompson has a Bachelor of Arts degree from Montana State University.

         Mr. Alexander H. Williams has been the secretary and a director of our company since December 1999. He is president of Hazard Media, Inc., which he founded in 1999. Mr. Williams advises Internet companies in marketing, communications and business development. From 1997 to 1999, Mr. Williams worked for Mentor Graphics, a technology company that develops systems and software solutions for the world's largest semiconductor and electronics companies. Mr. Williams was a strategic marketing manager for Mentor Graphics and worked more than a year as the company's corporate writer, working on an interim basis as the director of worldwide communications. From 1996 to 1997, Mr. Williams was the business anchor in Portland, Oregon for KPTV and The Business Journal. From 1998 to 1996, Mr. Williams was a journalist, covering news for The Augusta Chronicle, Times Herald-Record and HFN, a trade magazine for the home furnishings industry. He also freelanced for Jupiter Communications and served as the local reporter for Apple Computer's digital newspaper, broadcast at Woodstock '94. Mr. Williams has a master of journalism degree from Northwestern University's Medill School of Journalism and a bachelor of arts degree in french literature from the University of Denver.

Board Meetings and Committees

         During the period January 1, 1999 to November 30, 1999, the board of directors met on 2 occasions and took written action on 18 occasions. All the members of the board of directors attended the meetings. The written actions were by unanimous consent. The board of directors has established no committees. Directors serve for a term of one year after election or until their earlier resignation or their successor is elected or appointed and qualified.

ITEM 6.  EXECUTIVE COMPENSATION

Employment Agreement

         We employ Ms. Sidhu as the chairperson and president of the company under a one-year employment contract. The agreement commenced December 20, 1999 and ends on December 20, 2000. The agreement is terminable at any time by either Ms. Sidhu or us on thirty days advance written notice, for any reason. Ms. Sidhu is paid a monthly salary of $3,000. When we raise an aggregate of $500,000 of capital after December 20, 1999, her monthly salary will increase to $7,000 per month. Ms. Sidhu receives a car allowance of $500 and a medical allowance of $500 until we offer a paid, comprehensive medical plan. We have also entered into a separate indemnification agreement with Ms. Sidhu.

         We granted an option under our stock option plan to Ms Sidhu in connection with her employment as the chairperson and president. The option is for an aggregate of 360,000 shares of common stock. The option vests at the rate of 30,000 shares per month during her employment with us, commencing December 14, 1999. Once vested the option is exercisable at $.25 for seven years from the vesting date. If Ms. Sidhu's employment is terminated for any reason, unvested options will terminate and not be exercisable, but vested options will remain exercisable for the seven year period.

Compensation of Other Officers

         We currently do not pay any cash salaries to Ms. Virginia Thompson or Mr. Alexander H. Williams for their services as officers or directors. We, however, have issued Ms. Thompson an option to acquire up to 100,000 shares of common stock of which 25,000 are vested and the balance vests in three equal instalments in June 2000, December 2000 and June 2001. The exercise price is $.2815 per share and they are exercisable until June 2004.

Remuneration of the Board of Directors

         A director who is an employee does not receive any cash compensation as a director. There is no plan in place for compensation of persons who are directors who are not employees of the Company.

Stock Options

1999 Performance Equity Plan

         On September 30, 1999, the board of directors adopted the 1999 Performance Equity Plan covering 3,000,000 shares of common stock. This plan is subject to the approval of the stockholders prior to September 30, 2000. Under the plan, we may issue awards to our directors, officers, employees and consultants. The awards include stock options, restricted stock, deferred stock, stock appreciation rights, reload options and other stock based awards. The plan will terminate when there are no more shares of common stock available for issuance or on September 30, 2009. The plan is administered by the board of directors or a committee of the board of directors. These bodies have the authority to determine the terms of any specific award, in compliance with the general terms of the plan. Currently, there are 720,000 shares of common stock reserved for outstanding awards under the plan including those issued to Ms. Sidhu and Ms. Thompson. All of these awards are stock options, purchasable at prices ranging from $.25 to $.2815 per share and exercisable until various dates the last of which is in 2006.

Other Stock Options, Warrants and Convertible Securities

         In addition to the outstanding awards under the 1999 Performance Equity Plan and the options issued or issuable to Reservision, youticket.com has issued options to acquire up to 615,000 shares of common stock. Of these options, 15,000 shares are purchasable at $.25 and 600,000 shares are purchasable at $.3125. These options expire at different dates in 2004.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        None.


ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The authorized capital stock consists of 100,000,000 shares of capital stock of which all the shares are common stock, $0.0001 par value. As of December 17, 1999 there are 14,951,272 shares of common stock issued and outstanding.

Common Stock

         The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. In addition, the holders are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all our liabilities and subject to the prior distribution rights of any preferred stock that may be outstanding at that time. The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares, which means that the holders of more than 50% of such outstanding shares, voting at an election of directors can elect all the directors on the board of directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the directors. All outstanding shares of common stock are, and when issued, the shares of common stock offered hereby, are fully paid and non-assessable.

Stock Transfer Agent

         The stock transfer agent for the common stock is Olde Monmouth Stock Transfer Co., Inc., 77 Memorial Parkway, Suite 101, Atlantic Highlands, New Jersey 07716.


                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Market Information

        Our common stock is traded on the OTC Bulletin Board under the symbol UTIX. Our common stock is only traded on a limited or sporadic basis and this should not be deemed to constitute an established public trading market. There is no assurance that the common stock will be actively traded in the future. Therefore, there can be no assurance that there will be liquidity in the common stock.

         Below is a table indicating the range of high and low bid information for the common stock for each full quarterly period within the two most recent fiscal years and for the first three quarters of 1999, the only quarters during which the common stock has been publicly traded. This information was obtained from Reuters, PLC.



Quarterly Period                    High                             Low
----------------                   -----                             ----

Fiscal Year 1999
         Jan. 1 - Mar. 31           2.00                            .375
         Apr. 1 - Jun. 30          1.125                            .19
         Jul. 1 - Sep. 30           1.00                            .281
         Oct. 1 - Dec. 17            .25                            .375

Holders

         As of November 30, 1999, there were 39 holders of record of the common stock.

Dividend Policy

         We have never declared or paid cash dividends on the common stock and anticipate that all future earnings will be retained for working capital and business expansion. The payment of any future dividends will be at the sole discretion of the board of directors and will depend upon, among other things, future earnings, capital requirements, our financial condition and general business conditions. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.


ITEM 2.  LEGAL PROCEEDINGS

Internal Revenue Service

         The Internal Revenue Service brought an administrative claim in September 1999 against Visitcom for unpaid payroll taxes from June 1996 through June 1999 in the amount of $66,856.84. We have proposed a plan of repayment of $10,000 as an initial payment and $5,000 thereafter per month until the payroll tax liability and penalties are satisfied in full. While we are current in the payments under the plan, the IRS will not seek collection of the full tax amount. The IRS has agreed to consider this plan once we provide them with audited financial statements of our consolidated company.

Steve Notario/RSVP Ticketing Contract Dispute

         On July 23, 1999, Mr. Steven Notario notified Visitcom that he was owed $32,257.62 as of July 31, 1999 derived from our RSVP Ticketing operations. Mr. Notario alleges that he was employed to establish the RSVP Ticketing division for the purpose of selling high-end show tickets in Las Vegas for a split of the profits from all tickets sold. We believe that the amount of profit from this business was substantially less than the asserted amount due to the number of returned tickets and credit card charge backs. We intend to vigorously defend any litigation that may result from this dispute.

Get Ranked Payable

         Get Ranked, an Internet search engine placement provider, has notified Visitcom that it is owed $13,013.34 and will discontinue services and pursue collection remedies unless arrangements are made to satisfy their outstanding invoice. We are reviewing the contract to verify the amount of this invoice and the productivity of their services.

New Century Productions

         Visitcom sub-leases a ticket booth from New Century Productions at the Union Plaza in Las Vegas. On or about October 1, 1999, New Century served Visitcom with a five day notice to pay back rent or in the alternative to quit. The amount of back rent claimed is approximately $20,000. We have quit the location.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        BDO Seidman L.L.P., certified public accountants, were engaged by us on November 4, 1999 as our independent accountants. Barry Friedman, CPA was employed as the independent accountant prior to November 4, 1999 for an audit performed November 27, 1998. We are unaware of any disagreements or other issues, which are required to be disclosed by the rules and regulations applicable to this Form 10-SB.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         (1) On May 9, 1996 we issued 25,000 as our organizational shares to our founding shareholders. On November 19, 1998, these were split on the basis of 100 for 1 share.

         (2) On May 5, 1999 we issued 672,860 shares to a director for the conversion of then outstanding debt of $16,822. The exemption claimed from registration under the Securities Act of 1993 was pursuant to Rule 504 of Regulation D.

         (3) On May 12, 1999, we issued 672,860 shares of common stock for the conversion of outstanding debt of $16,821.50. We issued the shares to one person pursuant to Section 4(2) of the Securities Act of 1933.

         (4) On June 30, 1999, we issued promissory notes to three persons in the aggregate amount of $100,000. These notes were issued pursuant to Section 4(2) of the Securities Act of 1933. These notes were converted into common stock on November 19, 1999 (see below).

         (5) On July 2, 1999, we issued 14,327,140 shares of common stock pursuant to an Agreement and Plan of Reorganization. Under this agreement, we acquired Visitcom, Inc. as a wholly-owned subsidiary. We issued the shares to one person pursuant to Section 4(2) of the Securities Act of 1933. Subsequent to the share issuance, the number of shares was reduced to 3,000,000 to adjust for changes in the representations and warranties made by Visitcom, Inc. and its owners. The 11,327,140 shares previously issued were returned to the capital of the company and are being held as treasury shares.

         (6) On September 3, 1999, we issued promissory notes to two persons in the aggregate amount of $193,750. These notes were issued pursuant to Section 4(2) of the Securities Act of 1933. These notes were converted into common stock on November 19, 1999 (see below).

         (7) On September 14, 1999, we issued 380,000 shares of common stock as consideration for settlement of outstanding debt of $204,000. We issued the shares to one person pursuant to Section 4(2) of the Securities Act of 1933.

         (8) On November 19, 1999, we issued 300,000 shares of common stock to four accredited investors for an aggregate of $150,000, pursuant to individual subscription agreements. We issued the shares pursuant to Section 4(2) of the Securities Act of 1933.

         (9) On November 19, 1999, we issued 598,412 shares of common stock for the conversion of an aggregate of $299,206 of debt and accrued interest due to two individuals and a limited liability company. We issued the shares pursuant to Section 4(2) of the Securities Act of 1933.

         (10) On December 17, 1999, we issued a convertible promissory note in the amount of $125,000 convertible into shares of common stock, to a corporation that is a shareholder. The principal and interest are convertible at a rate equal to the greater of 60% of the average closing bid price of a share of common stock for the five days ending two days prior to the conversion or $.005. The note was issued pursuant to Section 4(2) of the Securities Act of 1933.

        All the proceeds of the above offerings, unless otherwise indicated, were used for general working capital purposes.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Subsection 1 of Section 78.751 of Chapter 78 of the Nevada General Corporations Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and that, with respect to any criminal action or proceeding, he had reasonable cause to believe his action was unlawful.

         Subsection 2 of Section 78.751 of the Nevada corporate law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he acted in any of the capacities set forth above, against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in accordance with the standard set forth above, except that no indemnification may be made in respect of any claim, issue or mater as to which such person shall have been adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         Section 78.751 of the Nevada corporate law further provides that, to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsection (1) and (2), or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 78.751 of the Nevada corporate law shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators. Finally,
Section 78.752 of the Nevada corporate law empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the authority to indemnify him against such liabilities and expenses.

         Our bylaws provide that directors and officers will not be personally liable for any of our obligations or for any breach duties or obligations arising out of any acts or conduct of the director or officer performed for or on behalf of us. We will indemnify and hold harmless each person and his heirs and administrators who shall serve at any time hereafter as a director or officer from and against any and all claims, judgments and liabilities to which they become subject by reason of having been a director or officer, or by reason of any action alleged to have been taken or omitted to have been taken by him as a director or officer. We will reimburse the director or officer for all legal or other expenses reasonably incurred in connection with any claim or liability; however, those persons will not be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of their own negligence or willful misconduct.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against liabilities, other than the payment by the company of expenses incurred by a director, officer or controlling person in successful defense of an y action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being offered or sold, we will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the federal securities laws, and will be governed by the final adjudication of such case.

         We do not have any directors or officers liability insurance. We have entered into an indemnification agreement with Ms. Sidhu.


                                    PART F/S

        Our financial statements are included in this report beginning on page F-1, immediately following in this section.

                               YOUTICKET.COM, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1998

                          AND FOR THE NINE MONTH PERIOD

                        ENDED SEPTEMBER 30, 1998 AND 1999

                               Youticket.com, Inc.

                   Index to Consolidated Financial Statements



Report of Independent Certified Public Accountants                       F-3

Consolidated Financial Statements
     Consolidated Balance Sheets                                         F-4
     Consolidated Statements of Operations                               F-5
     Consolidated Statements of Shareholders' Equity                     F-6
     Consolidated Statements of Cash Flows                               F-7

     Notes to Consolidated Financial Statements                          F-8

Report on Independent Certified Public Accountants



To the Shareholders of
Youticket.com, Inc.
Las Vegas, Nevada


We have audited the accompanying consolidated balance sheets of Youticket.com, Inc. as of December 31, 1997 and 1998 and the related statements of operation, shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of Youticket.com, Inc., as of December 31, 1997 and 1998 and the results of its operations and cash flows for each of the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the significant losses of the Company for the year ended December 31, 1998, raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note
1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                BDO, Seidman LLP

November 2, 1999
Los Angeles, California

                                  Youticket.com

                           Consolidated Balance Sheets


                                                                     December 31,                September 30,
                                                             ------------------------------
                                                                 1997             1998                1999
--------------------------------------------------------------------------------------------------------------------
                                                                                                  (Unaudited)
Assets

Current assets
   Cash                                                    $            -   $            -   $             43,551
   Accounts receivable                                                  -                -                  3,473
   Other assets                                                         -                -                 16,918
--------------------------------------------------------------------------------------------------------------------

Total current assets                                                    -                -                 63,942
--------------------------------------------------------------------------------------------------------------------

Property and equipment, net (Note 3)                                    -                -                  7,407
Goodwill, net of amortization of $43,022 (Note 8)                       -                -              1,161,601
--------------------------------------------------------------------------------------------------------------------

Total assets                                               $            -   $            -   $          1,232,950
--------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities
   Accounts payable                                        $            -   $            -   $            291,293
   Other accrued liabilities                                            -                -                 83,624
   Accrued compensation                                                 -                -                 66,860
   Related party debt (Note 4)                                          -                -                293,750
--------------------------------------------------------------------------------------------------------------------

Total current liabilities                                               -                -                735,527
--------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Note 5)

Shareholders' equity
   Common stock, $0.0001 par value, 100,000,000 shares
     authorized, 14,052,860 shares issued and
     outstanding at September 30, 1999, 10,000,000 in
     1997 and 1998                                                  2,500              250                    351
   Additional paid in capital                                           -            2,250              1,124,081
   Treasury stock (Note 8)                                              -                -               (193,750 )
   Accumulated deficit                                             (2,500 )         (2,500 )             (433,259 )
--------------------------------------------------------------------------------------------------------------------

Total shareholder's equity                                              -                -                497,423
--------------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                 $            -   $            -   $          1,232,950
--------------------------------------------------------------------------------------------------------------------

                    See accompanying notes to consolidated financial statements.

                                  Youticket.com

                      Consolidated Statements of Operations



                                                                                                   Nine Months
                                                                       Years Ended                    Ended
                                                                      December 31,                September 30,
                                                             --------------------------------
                                                                 1997               1998               1999
--------------------------------------------------------------------------------------------------------------------
                                                                                                   (Unaudited)
Revenue                                                    $            -     $            -   $           72,148

Cost of revenue                                                         -                  -               51,494
--------------------------------------------------------------------------------------------------------------------

Gross profit                                                            -                  -               20,654

Selling, general and administrative expenses                            -                  -              408,391

Amortization of goodwill                                                -                  -               43,022
--------------------------------------------------------------------------------------------------------------------


Net loss                                                   $            -     $            - $           (430,759 )
--------------------------------------------------------------------------------------------------------------------

Net loss per common share - basic and diluted
    (Note 2)                                                            -                  - $              (0.03 )
--------------------------------------------------------------------------------------------------------------------

Weighted average number of common shares
    outstanding                                                10,000,000         10,000,000           14,058,342
--------------------------------------------------------------------------------------------------------------------


                    See accompanying notes to consolidated financial statements.

                                  Youticket.com

                 Consolidated Statements of Shareholders' Equity



                                                     Additional                                                  Total
                               Common Stock           Paid-In          Treasury Stock       Accumulated      Shareholders'
                          -----------------------                  ------------------------
                            Shares       Amount       Capital        Shares        Amount     Deficit           Equity
---------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997       25,000  $   2,500   $          -              -  $        - $      (2,500) $             -


Net loss for the year               -          -              -              -           -             -                -
---------------------------------------------------------------------------------------------------------------------------

Balance, December 31,
   1997                        25,000      2,500              -              -           -        (2,500)               -

Changed par value from
   no par value to $0.0001          -     (2,498)         2,498              -           -             -                -

Stock split 100:1           2,475,000        248           (248)             -           -             -                -

Net loss for the year               -          -              -              -           -             -                -
---------------------------------------------------------------------------------------------------------------------------

Balance, December 31,
   1998                     2,500,000        250          2,250              -           -        (2,500)               -

Stock split 4:1             7,500,000          -              -              -           -             -                -

Common stock issued to a
   related party (Note
   4) (Unaudited)             672,860         17        168,198              -           -             -          168,215

Common stock issued for
   business acquisition
   (Note 8) (Unaudited)    14,327,140        358      3,581,427              -                         -        3,581,785

Common stock repurchased
   (Note 8) (Unaudited)   (11,327,140)      (283)    (2,831,785)   (11,327,140)   (193,750)            -       (3,025,818)

Conversion of debt to
   common stock (Note 4)
   (Unaudited)                380,000          9        203,991              -           -             -          204,000

Net loss                            -          -              -              -           -      (430,759)        (430,759)
---------------------------------------------------------------------------------------------------------------------------

Balance, September 30,
   1999 (unaudited)        14,052,860  $     351   $  1,124,081    (11,327,140) $ (193,750) $   (433,259) $       497,423
---------------------------------------------------------------------------------------------------------------------------

                    See accompanying notes to consolidated financial statements.

                                  Youticket.com

                      Consolidated Statements of Cash Flows




Increase (Decrease) in Cash                                                                        Nine Months
                                                                       Years Ended                    Ended
                                                                      December 31,                September 30,
                                                               ----------------------------
                                                                  1997             1998               1999
--------------------------------------------------------------------------------------------------------------------
                                                                                                   (Unaudited)
Cash flows from operating activities
   Net loss                                                  $           - $             -    $          (430,759 )
   Adjustments to reconcile net loss to net cash
     (used in) operating activities:
     Depreciation and amortization                                       -               -                 44,906
     Non-cash charges related to equity issuances
        (Note 4)                                                         -               -                151,376
   Changes in operating assets and liabilities:
     Accounts receivable                                                 -               -                 (3,473 )
     Other assets                                                        -               -                (16,918 )
     Accounts payable                                                    -               -                 31,113
     Other accrued liabilities                                           -               -                 83,624
     Accrued compensation                                                -               -                 66,860
--------------------------------------------------------------------------------------------------------------------

Net cash used in operating activities                                    -               -                (73,271 )

Cash flows from financing activities
   Capital contribution (Note 4)                                         -               -                 16,822
   Proceeds from long-term related party debt
      (Note 4)                                                           -               -                293,750
   Purchase of treasury stock (Note 8)                                   -               -               (193,750 )
--------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                -               -                116,822

Increase in cash and cash equivalents                                    -               -                 43,551

Cash and cash equivalents, beginning
   of year                                                               -               -                      -
--------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                       $           -    $          -    $            43,551
--------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow
   Information
     Excess over fair value of assets acquired (Note 8)      $           -    $          -    $         1,204,623
     Debt converted to equity (Note 4)                                   -               -                204,000
--------------------------------------------------------------------------------------------------------------------

                    See accompanying notes to consolidated financial statements.

                                  Youticket.com

                   Notes to Consolidated Financial Statements
         Information with respect to the nine months ended September 30,
                                1999 is unaudited


Note 1 - Nature of Business

The Company

The Company was organized May 9, 1996, under the laws of the State of Nevada, as BNE Associates, Inc.

On May 9, 1996, the Company issued 25,000 shares of its no par value common stock for cash of $2,500.

On November 19, 1998, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 25,000 common shares to 50,000,000 common shares. The par value was changed from no par value to $.0001. On August 27, 1999, the Company increased the number of authorized common shares from 50,000,000 shares to 100,000,000 shares.

On November 19, 1998, the Company forward split its common stock 100:1, thus increasing the number of outstanding common shares from 25,000 shares to 2,500,000 shares, in 1999 the Company also did a 4:1 split increasing the number of common shares to 10,000,000.

On January 11, 1999, the Company forward split its common stock 4:1, thus increasing the number of outstanding common shares from 2,500,000 shares to 10,000,000 shares.

On June 30, 1999, the Company acquired Visitcom, Inc. ("Visitcom") (see Note 8) and the Company changed its name to Youticket.com, Inc., (the "Company").

The Company operates an Internet show and tour ticketing website, www.youticket.com, for the Las Vegas market. Through its wholly owned subsidiary Visitcom, the Company also provides show and tour ticketing services to the Venetial Hotel, the Union Plaza Hotel and Alamo Car Rental Service in conjunction with Ticketmaster who provides the Company with both systems and market support. In addition to selling tickets through its website and ticket outlets, Youticket.com also enables customers to purchase its products via its toll-free telephone numbers.

Going Concern

The Company has incurred significant operating losses and has working capital, which raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. Management's plans for correcting these issues include raising equity through private placement offerings, focusing the Company's business on their website business and restructuring its operations to reduce operating expenses. However, there can be no assurances that the Company will be able to secure additional capital or that if such capital is available, whether the terms or conditions will be acceptable to the Company.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Visitcom, Inc. All significant intercompany transactions and balances are eliminated.

                                  Youticket.com

                   Notes to Consolidated Financial Statements
         Information with respect to the nine months ended September 30,
                                1999 is unaudited

Note 2 - Summary of Significant Accounting Policies

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization which is computed using the straight-line method over estimated lives of five to seven years. The Company capitalizes expenditures which materially increase asset lives and charges ordinary repairs and maintenance to operations as incurred.

Property and equipment are reviewed for impairment whenever events or circumstances indicate that the assets' undiscounted expected cash flows are not sufficient to recover its carrying amount. Impairment losses, if any, are recorded currently.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Loss Per Share

Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income (loss) by the basic shares outstanding and all dilutive securities, including stock options, but does not include the impact of potential common shares which would be antidilutive. These dilutive securities were anti-dilutive in 1999.

For the nine months ended September 30, 1999, potential dilutive securities representing 880,000 outstanding stock options are not included in the earnings per share calculation since their effect would be antidilutive.

Stock-Based Compensation

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", which establishes a fair value method of accounting for stock-based compensation plans. The provisions of this Statement allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", but to disclose the pro forma effect on net income (loss) and net income (loss) per share had the fair value of the stock options been expensed. The Company has elected to continue to account for stock-based compensation plans utilizing the intrinsic value method. Accordingly, the compensation cost for stock options is measured as the excess, if any, of the fair market price of the Company's stock at the date of grant above the amount an employee must pay to acquire the stock.

                                  Youticket.com

                   Notes to Consolidated Financial Statements
         Information with respect to the nine months ended September 30,
                                1999 is unaudited


Note 2 - Summary of Significant Accounting Policies (Continued)

In accordance with this Statement, the Company has provided footnote disclosure with respect to stock-based employee compensation. The cost of stock-based employee compensation is measured at the grant date based on the value of the award and is recognized over the vesting period. The value of the stock-based award is determined using a pricing model whereby compensation cost is the excess of the fair value of the award as determined by the pricing model at grant date or other measurement date above the amount an employee must pay to acquire the stock.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The company places its cash and cash equivalents with major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation, however, management believes the risk of loss to be minimal.

The Company provides credit, in the normal course of business, to various customers. The Company conducts on-going credit evaluations but does not obtain collateral or other forms of security. The Company believes its credit policies do not result in significant adverse risk and do not expect significant credit related losses.

Revenue Recognition

The Company generates revenues primarily from per ticket convenience fees charged directly to consumers who order tickets through the Company's website, telephone sales center or retail outlets. In addition, the Company charges a handling fee to consumers for tickets sold by the Company. The Company recognizes convenience fee and handling fee revenue from ticket sales at the time the sale is made.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments, consisting primarily of accounts receivable, accounts payable and debt, approximates fair value due to the relatively short maturity of these instruments and the borrowing costs to the Company.

                                  Youticket.com

                   Notes to Consolidated Financial Statements
         Information with respect to the nine months ended September 30,
                                1999 is unaudited


Note 2 - Summary of Significant Accounting Policies (Continued)

Interim Financial Information

The interim financial statements for the nine months ended September 30, 1999 are unaudited. In the opinion of management, such statements reflect all adjustments (consisting of normal recurring adjustments) necessary for fair presentation of the results of the interim period. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results for the entire year.

Note 3 - Property and Equipment

Property and equipment consists of the following:

                                                                 Year Ended          Nine Months
                                                                December 31,            Ended         Estimated
                                                                1998        1997         1999        Useful Life
-------------------------------------------------------------------------------------------------------------------
                                                                                     (Unaudited)
                                                                                                          5 to 7
Computer and office equipment                              $       -   $       -   $        8,383          years
Furniture and fixtures                                             -           -            5,430        5 years
-------------------------------------------------------------------------------------------------------------------

                                                                                           13,813
Less accumulated depreciation                                      -           -            6,406
-------------------------------------------------------------------------------------------------------------------

                                                           $       -           -   $        7,407
-------------------------------------------------------------------------------------------------------------------

Note 4 - Related Party Transactions

On May 5, 1999, the Company issued 672,860 shares of Common Stock, with a fair market value of $0.25 per share, to a Director in exchange for cash proceeds of $16,822. As a result of this issuance the Company has recorded compensation expense of $151,393, which is included in general and administrative expense.

On September 1, 1999, the Company granted 400,000 stock options with an exercise price of $0.3125, which was the fair market value of the shares on the date of the grant, to a consultant to the Company. These options vest immediately and expire on August 31, 2004. On the same day, the Company granted an additional 480,000 stock options with an exercise price of $0.3125, which was the fair market value of the shares on the date of the grant, to this consultant to the Company. These options vest at a rate of 80,000 options per month with the first vesting on September 30, 1999. Non-vested options are canceled if the consultant terminates his agreement with the Company. These options have an expiration date of five years after the vesting date. The consultant left the Company in November 1999.

On June 30, 1999, the Company issued three promissory notes to shareholders of the Company in the amounts of $70,000, $15,000 and $15,000 in exchange for cash. These notes, which are secured by the assets of the Company, bear interest at a rate of 10% per annum, and have a maturity date of January 31, 2000, and were converted to equity in November 1999 (see Note 10).

                                  Youticket.com

                   Notes to Consolidated Financial Statements
         Information with respect to the nine months ended September 30,
                                1999 is unaudited


Note 4 - Related Party Transactions (Continued)

On September 3, 1999, the Company issued two promissory notes of $96,875 each to two shareholders of the Company in exchange for cash. These notes are secured by 11,327,140 shares of the Company's common stock, which were repurchased from the previous owners of Visitcom. The promissory notes bear interest at a rate of 10% per annum and are due on demand (see Note 10).

Note 5 - Income Taxes

At September 30, 1999, the Company has a net deferred asset of approximately $251,000, which has been fully offset by a valuation allowance. The net deferred tax asset is comprised principally of net operating loss carryforwards.

At September 30, 1999, the Company has a federal operating loss carryforwards of approximately $628,000. These net operating losses expire at various dates through 2019. The amounts of and benefits from net operating loss carryforwards may be limited based upon changes in ownership of the Company.

Note 6 - Commitments and Contingencies

The Company may also be a party to legal claims arising in the normal course of business. In the opinion of management, resolution of such matters will not have a material adverse effect on the financial position as operating results of the Company.

The Company leases office space under a non-cancelable operating lease. The following table sets forth minimum payments due by year under this lease:

                                                                Operating
Years ending December 31,                                        Leases
---------------------------------------------------------------------------

         1999                                               $      62,577
         2000                                                      10,477
---------------------------------------------------------------------------

Total minimum lease payments                                $      73,054
---------------------------------------------------------------------------

Note 7 - Stock Options

During 1999, the Company received advances of $204,000 which was converted into 380,000 shares of the Company's common stock, in September 1999. Conversion price is based on the fair market value of the Company's common stock as of the date of the transaction.

In September 1999, the board of directors of the Company approved a performance equity plan that authorizes up to 3,000,000 shares to be issued. The Company has reserved 3,000,000 shares of Common Stock for issuance under this plan. No options were granted under this plan at September 30, 1999. Options were granted in December 1999 (see "Subsequent Event" Note 10).

                                  Youticket.com

                   Notes to Consolidated Financial Statements
         Information with respect to the nine months ended September 30,
                                1999 is unaudited


Note 7 - Stock Options (Continued)

The Company has also granted options under a non-qualified plan.

                                                                     Weighted
                                                                     Average
                                                                     Exercise
  Activity under these plans are as follows:        Shares           Price
  -----------------------------------------------------------------------------

  Outstanding at December 31, 1998                         -   $           -
      Granted                                        880,000          0.3125
      Exercised                                            -               -
      Canceled                                             -               -
  -----------------------------------------------------------------------------

  Outstanding at September 30, 1999
     (Unaudited)                                     880,000   $      0.3125
-------------------------------------------------------------------------------

Additional information relating to stock options outstanding and exercisable at September 30, 1999, summarized by exercise price are as follows:

                                                                                             Exercisable
                                            Outstanding Weighted Average                Weighted        Average
                                  --------------------------------------------------   ---------------------------
          Exercise Price                                    Life          Exercise                     Exercise
             Per share                   Shares           (Years)           Price        Shares          Price
  -----------------------------------------------------------------------------------------------------------------
             $  0.3125                     880,000           4.92       $    0.3125       480,000   $      0.3125


Stock Based Compensation

All stock options issued to employees have an exercise price not less than the fair market value of the Common Stock on the date of grant, and in accounting for such options utilizing the intrinsic value method there is no related compensation expense recorded in the Company's financial statements. If compensation cost for stock-based compensation had been determined based on the fair market value of the stock options on their dates of grant in accordance with SFAS 123, the Company's net loss for the nine months ended September 30, 1999 would have been increased to the pro forma amounts presented below:

                                                                   September 30,
                                                                       1999
  -----------------------------------------------------------------------------
  Net loss (unaudited):
     As reported                                             $        (430,759)
     Pro forma                                               $        (510,695)

  Basic and diluted income per common share (unaudited):
     As reported                                             $           (0.03)
     Pro forma                                               $           (0.04)

                                  Youticket.com

                   Notes to Consolidated Financial Statements
         Information with respect to the nine months ended September 30,
                                1999 is unaudited


Note 7 - Stock Options (Continued)

The fair value of option grants is estimated on the date of grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions for options granted during 1999; expected life of option of four to five and a half years, expected volatility of 62%, risk free interest rate of 6% and a 0% dividend yield. The weighted average fair value at the grant date for stock options granted during 1999 is $0.325 per option.

Note 8 - Business Acquisition

On June 30, 1999, the Company acquired Visitcom, Inc. ("Visitcom"), a Las Vegas show and tour ticketing service agency. The Company issued 14,327,140 shares of its common stock to purchase Visitcom. The market value of these shares on the date of this transaction was $0.25 per share. On September 3, 1999, the Company repurchased 11,327,140 shares of the original issuance for 100,000 in cash and 300,000 shares purchased from existing shareholders for $93,750 in cash. The transaction was accounted for as a purchase. The net purchase price of Visitcom exceeded the fair value of the net assets acquired by $1,204,623, which is being amortized on a straight line basis over seven years. The results of operations of Visitcom are included in the accompanying financial statements from the date of acquisition.

The following summarized unaudited pro forma financial information assumes the acquisition had occurred on January 1, 1999. The unaudited proforma results are not necessarily indicative of the results which might actually have been obtained had the acquisition occurred as of January 1, nor are they intended to be indicative of future results of operations.

                      Year ended                                                        Nine months ended
                  December 31, 1998                                                    September 30, 1999
             -----------------------------------------------------    -------------------------------------------------------
                                                        Proforma                                                 Proforma
                                           Proforma    Consolidated                                Proforma      Consolidated
               Youticket,    Visitcom,                                Youticket,     Visitcom,     Adjustments    Amounts
                  Inc.          Inc.       Adjustments  Amounts          Inc.           Inc.
-----------------------------------------------------------------------------------------------------------------------------
Revenue      $           - $    767,163  $         - $    767,163   $      72,148  $    178,148  $         -   $   250,296

Cost of
  Revenue                -      428,217            -      428,217          51,494        99,757            -       151,251
-----------------------------------------------------------------------------------------------------------------------------

Gross Profit             -      338,946            -      338,946          20,654        78,391            -        99,045

Selling and
administrative                             (1)                                                     (1)
  expenses               -      460,125      172,089      632,214         451,413       199,553       86,045       731,011
-----------------------------------------------------------------------------------------------------------------------------


Net loss     $           - $   (121,179) $           $   (293,268) $     (430,759) $   (121,162) $             $  (631,966)
-----------------------------------------------------------------------------------------------------------------------------

Loss per common share - basic
  and diluted              $      (0.01 )            $      (0.02 ) $       (0.03 )                            $     (0.04)

Shares used in computing
earnings per share           14,058,342                14,058,342      14,058,342                                14,058,342


(1) To amortize goodwill in connection with the purchase of Visitcom on a straight-line basis over seven years.

                                  Youticket.com

                   Notes to Consolidated Financial Statements
         Information with respect to the nine months ended September 30,
                                1999 is unaudited


Note 9 - Subsequent Events

In December 1999, the Company granted 720,000 stock options under the stock option plan at an average exercise price of $.266 per option. The options expire in December 2004.

In November 1999, the $293,750 in related party debt was converted into 598,412 shares of common stock.

In November 1999, the Company issued 300,000 shares of common stock for $150,000 in cash.

In November 1999, the Company entered into an agreement with a website development consultant whereby the consultant will receive $3,500 per month and granted the option to purchase 15,000 shares of common stock, at $.01 per share, for each month of service performed.

In November 1999, the Company canceled 280,000 stock options it had granted to a consultant.

                                 VISITCOM, INC.



                             -----------------------




                              Financial Statements


                 For the Years Ended December 31, 1998 and 1997



                             -----------------------

                                 VISITCOM, INC.

                          INDEX TO FINANCIAL STATEMENTS



                                                                      Page
                                                                      ----

          Report of independent certified public accountants            3


          Financial statements

            Balance sheets                                              4

            Statements of operations                                    5

            Statements of shareholder's Equity                          6

            Statements of cash flows                                    7


          Notes to financial statements                               8-11

               Report on Independent Certified Public Accountants



To the Shareholder of
Visitcom, Inc.
Las Vegas, Nevada


We have audited the accompanying consolidated balance sheets of Visitcom, Inc. (the "Company") as of December 31, 1998 and 1997 and the related statements of operation, shareholder's deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the financial position of Visitcom, Inc. as of December 31, 1998 and 1997 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the significant losses, negative working capital and shareholders' deficit of the Company as of December 31, 1998 raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                BDO, Seidman LLP


November 2, 1999
Los Angeles, California

                                 VISITCOM, INC.

                                 BALANCE SHEETS




                                                                                           December 31,
                                                                                 -----------------------------------
                                                                                     1998                1997
Assets

Current assets
   Cash                                                                        $            -      $            -
   Accounts receivable                                                                  4,117              12,969
                                                                                 -----------------------------------

Total current assets                                                                    4,117              12,969
                                                                                 -----------------------------------

Property and equipment, net (Note 3)                                                    8,991                   -
                                                                                 -----------------------------------

                                                                               $       13,108      $       12,969
                                                                                 -----------------------------------

Liabilities and Shareholder's Deficit

Current liabilities
   Bank overdraft                                                              $        3,094      $        1,670
   Accounts payable                                                                   118,638              53,496
   Notes payable (Note 4)                                                             179,000             154,000
   Accrued compensation                                                                45,910              16,158
                                                                                 -----------------------------------

Total current liabilities                                                             346,642             225,324
                                                                                 -----------------------------------

Commitments and contingencies (Note 5)

Shareholder's deficit
   Common stock, .$0.01 par value, 25,000 shares
     authorized, 20,000 shares issued and outstanding                                     200                 200
   Accumulated deficit                                                               (333,734)           (212,555)
                                                                                 -----------------------------------

Total shareholder's deficit                                                          (333,534)           (212,355)
                                                                                 -----------------------------------

Total liabilities and shareholder's deficit                                    $       13,108      $       12,969
                                                                                 -----------------------------------

                                 See accompanying notes to financial statements.

                                 VISITCOM, INC.

                            STATEMENTS OF OPERATIONS



                                                 December 31,
                                     -----------------------------------
                                            1998               1997
                                     -----------------------------------

Revenue                              $       767,163    $       239,780

Cost of revenue                              428,217            119,360
                                     -----------------------------------

Gross profit                                 338,946            120,420

Selling, general and
  administrative expenses                    460,125            190,948
                                     -----------------------------------


Net loss                             $      (121,179)   $       (70,528)
                                     -----------------------------------


                                 See accompanying notes to financial statements.

                                 VISITCOM, INC.

                       STATEMENTS OF SHAREHOLDER'S DEFICIT


                                                                                                        Total
                                                  Common Stock                 Accumulated         Shareholder's
                                         -------------------------------
                                            Shares            Amount             Deficit              Deficit
                                         ---------------------------------------------------------------------------
Balance, January 1, 1997                       20,000    $          200     $       (142,027 )  $        (141,827 )

Net loss for the year                               -                 -              (70,528 )            (70,528 )
                                         ---------------------------------------------------------------------------

Balance, December 31, 1997                     20,000               200             (212,555 )           (212,355 )

Net loss for the year                               -                 -             (121,179 )           (121,179 )
                                         ---------------------------------------------------------------------------

Balance, December 31, 1998                     20,000    $          200     $       (333,734 )  $        (333,534 )
                                         ---------------------------------------------------------------------------

                                 VISITCOM, INC.

                            STATEMENTS OF CASH FLOWS
                           Increase (Decrease) in Cash

                                                                                            December 31,
                                                                                 ---------------------------------
                                                                                          1998               1997
                                                                                 -----------------------------------
Cash flows from operating activities
   Net loss                                                                    $      (121,179) $         (70,528)
   Adjustments to reconcile net loss to net cash used in
      provided by operating activities:
     Depreciation and amortization                                                       4,822                  -
   Changes in operating assets and
     liabilities:
     Accounts receivable                                                                 8,852            (12,969)
     Accounts payable                                                                   65,142             39,884
     Accrued compensation                                                               29,752             16,158
                                                                                 -----------------------------------

Net cash used in operating activities                                                  (12,611)           (27,455)
                                                                                 -----------------------------------

Cash flows from investing activities
   Purchase of property and equipment                                                  (13,813)                 -
                                                                                 -----------------------------------

Net cash used in investing activities                                                  (13,813)                 -
                                                                                 -----------------------------------

Cash flows from financing activities
   Bank overdraft                                                                        1,424             (1,545)
   Proceeds from related party debt (Note 4)                                            25,000             29,000
                                                                                 -----------------------------------

Net cash provided by financing activities                                               26,424             27,455
                                                                                 -----------------------------------

Increase in cash and cash equivalents                                                        -                  -

Cash and cash equivalents, beginning
  of year                                                                                    -                  -
                                                                                 -----------------------------------

Cash and cash equivalents, end of year                                         $             - $                -
                                                                                 -----------------------------------

                                 VISITCOM, INC.

                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - NATURE OF BUSINESS

The Company

Visitcom, Inc. (the "Company") operates an Internet show and tour ticketing website for the Las Vegas market. The Company also provides show and tour ticketing services to the Venetial Hotel, in conjunction with Ticketmaster who provides the Company with both systems and market support. In addition to selling tickets through its website, the Company also enables customers to purchase its products via its toll-free telephone numbers.

As of June 30, 1999, all of the shares of the Company were acquired by Youticket.com, Inc. ("Youticket.com"). These financial statements do not reflect the results of this acquisition. See Note 7.

Going Concern

The Company has incurred significant operating losses and has negative working capital and shareholders' equity, which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. Management's plans for correcting these issues include raising equity through private placement offerings, focusing the Company's business on their website business and restructuring its operations to reduce operating expenses. However, there can be no assurance that the Company will be able to secure additional capital or that if such capital is available, whether the terms of condition would be acceptable to the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization which is computed using the straight-line method over estimated lives of five to seven years. The Company capitalizes expenditures which materially increase asset lives and charges ordinary repairs and maintenance to operations as incurred.

Property and equipment are reviewed for impairment whenever events or circumstances indicate that the assets' undiscounted expected cash flows are not sufficient to recover its carrying amount. Impairment losses, if any, are recorded currently.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and accounts receivable. The company places its cash with major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation, however, management believes the risk of loss to be minimal.

The Company provides credit, in the normal course of business, to various customers. The Company conducts on-going credit evaluations but does not obtain collateral or other forms of security. The Company believes its credit policies do not result in significant adverse risk and do not expect significant credit related losses.

Revenue Recognition

The Company generates revenues primarily from per ticket convenience fees charged directly to consumers who order tickets through the Company's website, telephone sales center or retail outlets. In addition, the Company charges a handling fee to consumers for tickets sold by the Company. The Company recognizes convenience fee and handling fee revenue from ticket sales at the time the sale is made.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments, consisting primarily of accounts receivable, accounts payable and debt, approximates fair value due to the relatively short maturity of these instruments and the borrowing costs to the Company.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                          December 31,
                                  -------------------------       Estimated
                                          1998          1997     Useful Life
                                  ---------------------------------------------

Computer and office equipment     $     8,383  $          -      5 to 7 years
Furniture and fixtures                  5,430             -           5 years
                                  ---------------------------------------------

                                       13,813             -
Less accumulated depreciation           4,822             -
                                  ---------------------------------------------

                                  $     8,991  $          -
                                  ---------------------------------------------

NOTE 4 - NOTES PAYABLE TRANSACTIONS

Since 1994, an individual has made various loans to the Company. These loans are secured by the assets of the Company, are non-interest bearing and are due on demand. As of December 31, 1998 and 1997, the outstanding balance on these loans were $179,000 and $154,000. In September 1999, the entire loan balance of $204,000 was converted into 380,000 shares of Youticket.com's common stock. The conversion price was based on the fair market value of Youticket.com's common stock as of the date of the transaction.

NOTE 5 - INCOME TAXES

At December 31, 1998 and 1997, the Company has net deferred tax assets of approximately $97,000 and $48,000, respectively, which are fully offset by valuation allowances. Net deferred tax assets are comprised principally of net operating loss carryforwards.

At December 31 1998 and 1997, the Company has federal operating loss carryforwards of approximately $242,000 and $121,000, respectively. These net operating losses expire at various dates through 2018. The amounts of and benefits from net operating loss carryforwards may be limited based upon changes in ownership of the Company.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases office space under a non-cancelable operating lease. The following table sets forth minimum payments due by year under this lease:

                                                          Operating
Years ending December 31,                                  Leases
----------------------------------                     ------------

         1999                                          $    62,577
         2000                                               10,477
                                                       ------------

Total minimum lease payments                           $    73,054
                                                       ------------

Rent expense was $55,726 and $15,131 for the years ended December 31, 1998 and 1997.

NOTE 7 - SUBSEQUENT EVENT

On June 30, 1999, all of the shares of the Company were purchased by Youticket.com, Inc. The Company was purchased for a total consideration of 3,000,000 shares of Youticket.com and $193,750 in cash.

NOTE 8 - YEAR 2000 (UNAUDITED)

Like other companies, the Company could be adversely affected if its computer systems or those that its suppliers or customers use, do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS


(a)      Exhibits

          3.1* Certificate of Incorporation, as amended, of youticket.com inc.

          3.2* By-laws of the Registrant

          4.1* Form of common stock certificate of youticket.com inc.

          4.2* Convertible Promissory Note between youticket.com inc. and ZDG
               Holdings, Inc.

          10.1* Agreement between Visitcom, Inc. and Venetian Casino Resort LLC

          10.2* Hardware and TM System User Agreement between Visitcom, Inc. and
               Ticketmaster - Las Vegas.

          10.3* Employment and Indemnification Agreements between youticket.com inc. and LeAnna Sidhu

          10.4* Reservision, Inc. Website Development Agreement

          10.5* 1999 Performance Equity Plan

          21.1* Subsidiaries of Registrant

          27.1* Financial Data Schedule


 *    Filed herewith.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 30th day of December, 1999.


                                            YOUTICKET.COM, INC.

                                             /s/ LeAnna Sidhu
                                            -----------------------
                                            LeAnna Sidhu, President